Alexander M. Donaldson

adonaldson@wyrick.com

February 22, 2013

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Johnny Gharib

Re:	CorMedix Inc.
Registration Statement on Form S-3
Filed January 11, 2013
File No. 333-185970

Dear Mr. Gharib:

We write this letter on behalf of our client CorMedix Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated January 22, 2013. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

FORM S-3

1.	We note that you are registering the resale of 3,782,857 shares. Given the size of the offering under this registration statement relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the total amount of shares being sold by the selling security holders, the transaction appears to be a primary offering. Accordingly, because you are not eligible to conduct a primary offering of this size on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 22, 2013

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(l)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

The company acknowledges the Staff’s comment and has reduced the amount of shares of common stock being registered to 2,500,000. As explained in the following paragraph, we believe that none of the selling stockholders is an underwriter selling on behalf of the company, and the company otherwise meets the requirements of General Instructions I.B.3. of Form S-3. The company believes that, considering all of the relevant facts as a whole, no selling stockholder is an underwriter selling on behalf of the Company, and therefore the resale transaction represents a secondary offering that may be made in reliance upon General Instruction I.B.3. of Form S-3. The SEC staff has clarified that whether a purported secondary offering is really a primary offering is a difficult, factual question, and that consideration should be given to: (i) how long the selling shareholder has held the shares; (ii) the circumstances under which the selling shareholder received those shares; (iii) the selling shareholder’s relationship to the issuer; (iv) the amount of shares involved; (v) whether the selling shareholder is in the business of underwriting securities; and (vi) whether, under all the circumstances, it appears that the selling shareholder is acting as a conduit for the issuer. See CD&I 612.09 (Securities Act Rules). After consideration of all of the relevant factors, it is the company’s view that the contemplated offering by the selling stockholders is a valid secondary offering because: (i) any proceeds from sales of shares of common stock by a selling stockholder will be received by that selling stockholder and not the company; (ii) the company believes that all of the shares to be registered will have been acquired by the selling stockholders for investment purposes and not with a view to distribution (the registration of the shares is pursuant to usual registration rights that are customarily granted in private placements); (iii) of the selling stockholders who are directors, executive officers or founders, each of Dr. Rosenwald, Mr. Duffy, Dr. Gelbfish and Mr. Lefkowitz has an existing, long-standing relationship with the company (Dr. Rosenwald is a founder, Dr. Gelbfish has been an investor and director since 2009, before the Company’s 2010 initial public offering, and each of Mr. Lefkowitz and Mr. Duffy joined the board in 2011), and Mr. Milby, who joined the Company in 2012, is the Chief Executive Office; and (iv) while these individuals may have made and may intend in the future to make a variety of personal investments, none is in the business of underwriting securities. Dr. Rosenwald does have an interest in an entity that conducts investment banking activities, but the company has no arrangement with and does not intend to enter into an arrangement with such entity nor was such entity involved in the private placement of the convertible notes, a portion of the underlying shares of which are sought to be registered. Further, none of these individuals will receive compensation from the company in connection with the sale of his common stock pursuant to the registration statement. Further, although these individuals may be deemed an affiliate of the company, the SEC staff has clarified that affiliates, including those that hold a large percentage of outstanding shares, are not per se disqualified from undertaking secondary offerings. See CD&I 216.14 (Securities Act Forms) (“Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”). Only Drs. Rosenwald and Gelbfish beneficially own in excess of 5.0%, and they beneficially own 7.2% and 7.9% respectively.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 22, 2013

After giving effect to the sale of all of the shares being registered, Dr. Rosenwald and Dr. Gelbfish will retain significant amounts of their existing securities, each beneficially owning 6.4%. Finally, after giving effect to the sale of all of the shares being registered, all of the selling stockholders will retain 40% of the shares issuable upon conversion of the convertible notes and all of the shares issuable upon exercise of the warrants, none of which warrant shares are being registered.

While the company is confident that no selling stockholder is an underwriter, the company acknowledges the Staff’s concern regarding the amount of shares of common stock to be offered by the selling stockholders and has reduced the amount of shares of common stock to be offered by the selling stockholders pursuant to the registration statement from 3,782,857 to 2,500,000 as reflected in the pre-effective amendment to the registration statement filed concurrently with this response letter. This represents approximately 24% of the market value of the Company held by non-affiliates, based on 10,308,274 shares held by non-affiliates and a market price of $1.00, the closing price of the stock on January 8, 2013. The company has relied on Instruction 2 to General Instruction I.B.6 of Form S-3 to calculate the market value although the company seeks registration under General Instruction I.B.3.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 22, 2013

2.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

The requested disclosure has been added to the prospectus on page 30.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

The requested disclosure for the aggregate payments has been added to the prospectus on page 30. There are no payments due to selling stockholders other than the interest and potential liquidated damages, which for each selling stockholder will be based on the aggregate principal amount of notes held by the selling stockholder.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 22, 2013

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes, using the price per share established in the convertible notes;

•	the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

•	the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

For the reason specified in the response to Comment No. 1, we do not believe that any of the selling stockholders is an underwriter and therefore some of the information requested is not necessary to the analysis under General Instruction I.B.3 of Form S-3. Much of the requested disclosure was already contained in the registration statement filed on January 11, 2013.

The market value of the 1,633,369 shares being registered that underlie the notes sold on September 20, 2012 was $571,679, based on the closing price of $0.35 per share on that date, which is the same price as the conversion price of $0.35. The market value of the 866,631 shares being registered that underlie the notes sold on November 13, 2012 was $407,317, based on the closing price of $0.47 per share on that date, and the value of those notes based on the conversion price of $0.35 was $303,321 on that date.

Disclosure regarding the adjustments to the conversion price of the notes has been expanded on page 27 of the prospectus to make clear that the conversion price is fixed other than in the event of a stock dividend or a property distribution on, or a stock split or a combination or reclassification of, the company’s common stock.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 22, 2013

Disclosure had already been provided in the prospectus on page 31 to state that any of the selling stockholders may be deemed to be an “underwriter” within the meaning of the Securities Act.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 22, 2013

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

For the reason specified in the response to Comment No. 1, we do not believe that any of the selling stockholders is an underwriter and therefore some of the requested information is not necessary to the analysis under General Instruction I.B.3 of Form S-3. However, the requested disclosure regarding ownership of other convertible securities was previously provided in the footnotes to the selling stockholder table on page 23. Please note that additional options were granted to the directors and an executive officer of the company in December 2012, none of which at the time of filing the registration statement were beneficially owned. However, with the passage of time, some of those options could vest within 60 days of January 31, 2013, and have been added to the footnote disclosure for Mssrs. Lefkowitz, Duffy, Milby and Dr. Gelbfish on pages 24 and 25 of the prospectus.

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 4 and 5.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 3 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment 4 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

For the reason specified in the response to Comment No. 1, we do not believe that any of the selling stockholders is an underwriter and therefore some of the requested information is not necessary to the analysis under General Instruction I.B.3 of Form S-3. However, the requested disclosure regarding the total potential payments that could be made to the selling stockholders pursuant to the notes and the resulting net proceeds to the company has been provided on page 30 of the prospectus.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 22, 2013

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

For the reason specified in the response to Comment No. 1, we do not believe that any of the selling stockholders is an underwriter and therefore some of the requested information is not necessary to the analysis under General Instruction I.B.3 of Form S-3. However, we supplementally advise you that, to the company’s knowledge, other than the sale of convertible notes and warrants in 2012, the only securities transactions between it and Drs. Rosenwald and Gelbfish and Messrs. Duffy, Lefkowitz and Milby are (i) option grants to Dr. Gelbfish and Messrs. Duffy, Milby and Lefkowitz as director or executive officer compensation, and (ii) the sale of securities to Drs. Rosenwald and Gelbfish prior to the company’s initial public offering.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 22, 2013

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•	the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in prior registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

For the reason specified in the response to Comment No. 1, we do not believe that any of the selling stockholders is an underwriter and therefore the requested information is not necessary to the analysis under General Instruction I.B.3 of Form S-3. However, we supplementally advise you of the following:

•	the number of shares outstanding prior to the convertible notes transaction that were held by persons other than the selling shareholders, affiliates of the company, and, to the knowledge of the company, affiliates of the selling shareholders, was 10,308,704 shares;

•	there have been no shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares that will continue to be held by the selling shareholders consist entirely of shares issuable upon the conversion of the convertible notes that have been removed from the registration statement, shares issuable upon the exercise of warrants issued in the 2012 convertible note offerings, and, for some selling shareholders, shares of common stock and shares issuable upon the exercise of warrants acquired in or prior to the company’s initial public offering or in open market transactions subsequent to the initial public offering, all of which shares are reflected in the selling stockholders table on page 23 of the prospectus;

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 22, 2013

•	no shares have been sold in prior registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	after the reduction in the shares sought to be registered, as discussed in the response to Comment No. 1, a total of 2,500,000 shares are sought to be registered for resale on behalf of the selling shareholders in the current transaction.

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

We supplementally advise you that the company informs us that it has the intention and a reasonable basis to believe that it will have the financial ability to make all of the payments on the convertible notes when due.

We further supplementally advise you that the company informs us that, based on its inquiries to the selling stockholders who are directors or executive officers of the company, none of such individuals has a short position in the company’s common stock, and, based on its inquiry to the placement agent for the convertible notes, no selling stockholder has a short position in the company’s common stock with the placement agent.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 22, 2013

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The requested disclosure has been added to the prospectus on pages 26 and 27. Because the transactions involving purchases of the company’s securities by the identified selling stockholders occurred prior to the company’s initial public offering in March 2010 (and therefore not within the last three years) and the details of the purchases are provided in the prospectus, no copies of the agreements pursuant to which these securities purchases were made are provided. We advise you that agreements and forms of agreements for securities transactions prior to the company’s initial public offering are filed as exhibits to the company’s registration statement on Form S-1 originally filed in November 2009. The form of the convertible note was filed as Exhibit 4.1 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012. The form of the warrant issued with the convertible notes was filed as Exhibit 4.2 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

11.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 22, 2013

We supplementally advise you that the company, pursuant to Section 2(a) of the registration rights agreement among the company and the selling stockholders (and filed as Exhibit 4.5 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012), the company was required to include all 3,782,857 shares issuable upon conversion of the convertible notes in the initial registration statement filed on January 11, 2013. This amount represents approximately 37% of the aggregate market value of the company’s outstanding common stock held by non-affiliates, which was $10,308,704 on the filing date of the initial registration statement, based on 11,408,274 shares of common stock outstanding on January 7, 2013, of which 10,308,704 shares were held by non-affiliates, and a price of $1.00 per share, the closing price for the company’s common stock on January 8, 2013. The company has relied on Instruction 2 to General Instruction I.B.6 of Form S-3 to calculate the market value although the company seeks registration under General Instruction I.B.3.

As stated in the response to Comment No. 1, the company has reduced the number of shares being registered to an aggregate of 2,500,000, utilizing the pro rata cut-back provision contained in Section 2(c) of the registration rights agreement. This amount represents approximately 24% of the aggregate market value of the company’s outstanding common stock held by non-affiliates, which was $10,308,704 on February 20, 2013, based on 11,408,274 shares of common stock outstanding on February 20, 2013, of which 10,308,704 shares were held by non-affiliates, and a price of $1.00 per share, the closing price for the company’s common stock on January 8, 2013. The company has relied on Instruction 2 to General Instruction I.B.6 of Form S-3 to calculate the market value although the company seeks registration under General Instruction I.B.3.

The fee table of the registration statement has been amended to reflect the reduced number of shares being registered.

12.	With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

The requested disclosure has been added to the prospectus on pages 25 and 26.

* * * * *

In addition to the revisions discussed above, the prospectus has been revised to update the dates for which information is given on the cover page and on pages 3, 4, 16, 17, 18, 19 and 37 and pages 5 and 15 for other smaller revisions and corrections.

Finally, the company is aware that the registration statement cannot be declared effective until an amendment to the registration statement is filed that contains audited financial statements for the year ended December 31, 2012.

Division of Corporation Finance

U.S. Securities and Exchange Commission

February 22, 2013

CorMedix respectfully submits that the foregoing discussions and amendments to the registration statement are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Alexander M. Donaldson

cc:        Randy Milby, CEO, CorMedix Inc.